Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

January 16, 2018

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Mail Stop 3233

Washington, D.C. 20549

Attention:	Ms. Kim McManus, Esq., Staff Attorney Mr. Joshua Lobert, Esq., Staff Attorney Mr. Isaac Esquivel, Staff Accountant Ms. Kristi Marrone, Staff Accountant

Re:	GreenTree Hospitality Group Ltd. Draft Registration Statement on Form F-1 Submitted December 8, 2017 CIK No. 0001724755

Ladies and Gentlemen:

On behalf of our client, GreenTree Hospitality Group Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) a revised draft (“Draft No. 2”) of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).

We enclose herewith five (5) courtesy copies of Draft No. 2, which has been marked to show changes to the Company’s Registration Statement initially confidentially submitted to the Commission on December 8, 2017 (the “December 8 Submission”).

The Company has responded to the Staff’s comments contained in the comment letter dated January 4, 2018 from the Staff (the “January 4 Comment Letter”) by revising the December 8 Submission or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the January 4 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Draft No. 2 where the disclosure addressing a particular comment appears.

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General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company respectfully acknowledges the Staff’s comment, has incorporated graphics and pictorial representations in Draft No. 2 which the Company intends to use on the front and back covers of the prospectus, and is providing the same to the Staff herewith. Further, the Company respectfully acknowledges that such graphics and pictorial representations will not be included in any preliminary prospectus distributed to prospective investors prior to the Staff’s review.

2.	Please revise to disclose the basis for your statement that you are “the leading” pure play franchised hotel operator in China. Refer to Item 4.a of Form F-1 and Item 4.B.7 of Form 20-F. Please also explain what you mean by “pure play franchised hotel operator.” In this regard, we note that the company leases and operates some hotels, therefore it is unclear how the company is considered a “pure play franchised hotel operator.”

In response to the Staff’s comment, the Company has clarified the referenced disclosure on pages 1, 65, 96 and 97. The Company respectfully advises the Staff that it considers itself the leading pure play franchised hotel operator in China as demonstrated by the fact that franchised-and-managed hotels represent almost all of the hotels in its hotel network, which is the fourth largest among economy to mid-scale hotel networks in China.

The Company also considers itself a pure play franchised hotel operator because franchised-and-managed hotels have been the Company’s focus in expanding its hotel network in recent years, as evidenced by the increasing proportion of franchised-and-managed hotel in its total hotel portfolio, from 97.7% as of March 31, 2016 to 98.4% as of December 31, 2016, and further to 98.7% as of September 30, 2017 and 98.9% as of December 31, 2017. All of the Company’s 276 and 306 hotels contracted for or under development as of September 30, 2017 and December 31, 2017, respectively, were franchised-and-managed hotels, and therefore franchised-and-managed hotels will continue to represent a similarly high proportion of its total hotels portfolio going forward. The Company may develop additional leased-and-operated hotels under certain limited circumstances, including when launching new brands and establishing model hotels to demonstrate the new brand concepts to potential franchisees, to comply with a statutory requirement in China that the franchisor of any brand must initially have operated at least two outlets at the time of the franchise’s inception, and in the event of any future merger with or acquisition of an owner of leased-and-operated hotels.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment, and will provide, in a subsequent submission, copies to the Staff of any materials that the Company, or any person authorized by it, has used, or will use, to present to potential investors in reliance on Section 5(d) of the Securities Act from now until the consummation of the offering.

Corporate Structure and History, page 3

4.	Please revise the corporate structure diagram to include ownership of the issuer, including both Class B and Class A interests. Please also specify the voting and economic interest attributed to each class.

In response to the Staff’s comment, the Company has revised the corporate structure diagram on pages 4 and 60.

Summary Consolidated Financial and Operating Data, page 10

5.	We note your reconciliation of EBITDA here and on pages 62 and 74. Please note that measures calculated differently from EBITDA should not be characterized as EBITDA and their titles should be distinguished from EBITDA, such as Adjusted EBITDA. Reference is made to Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 12, 13, 63 – 65, 67, 76, 77 and 97 to refer to the measures on those pages and referenced elsewhere in Draft No. 2 as “Adjusted EBITDA.”

Risk Factors, page 13

6.	To the extent practicable and material, please revise the following risk factors to quantify the company’s potential aggregate exposure, based on the number of properties that are not in compliance with relevant requirements.

•	Failure to comply with government regulations relating to the franchise business model, page 15

The Company notes the Staff’s comment and has supplemented its disclosure on page 16. The Company respectfully advises the Staff that while any potential penalties that may be imposed on its franchisees for non-compliance can and have been disclosed on an individual basis, it is impracticable to quantify the potential aggregate exposure of the Company with accuracy. This is because most of the Company’s franchisees are legal entities independent of the Company in which the Company does not have any equity interest; accordingly any penalty imposed on such franchisees would not have a direct impact on the Company, but rather an indirect impact in the form of reputational harm. Further, in the past, the Company has not been penalized or fined for non-compliance of its franchisees, and as such the Company lacks a historical precedent which would otherwise help it gauge the potential business impact of any reputational damage caused by a franchisee’s non-compliance.

•	The legal rights of our franchisees and us to use certain leased properties could be challenged, page 18

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 20. The Company respectfully advises the Staff that, while it is not able to quantify the potential aggregate exposure in relation to legal consequences for its business operations such as the cessation of operation and other consequential results, it is able to quantify the maximum amount of fine that could be imposed on it, which is approximately RMB390,000 in the worst-case scenario.

•	Our lessors’ failure to comply with lease registration and other compliance requirement, page 28

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 29. The Company respectfully advises the Staff that, in the worst-case scenario, the Company’s potential aggregate exposure, being the maximum amount of fine that could be imposed on it, would be approximately RMB230,000.

Our employment practices may be adversely impacted under the labor contract law of the PRC, page 36

7.	We note that you have recorded accruals for the estimated underpaid contributions to employee benefit plans. We also note that you have not made accruals for the interest on underpayment and penalties that may be imposed. To the extent practicable and material, please quantify the company’s potential exposure to the extent interest, noncompliance fees, and/or penalties are imposed.

The Company notes the Staff’s comment and respectfully advises the Staff of the Company’s understanding, based on advice of its PRC counsel, that while the PRC Social Insurance Law specifies certain legal consequences for failure to pay social insurance contributions timely and in full, PRC labor laws and regulations are complex and involve not only national-level but also local-level regulations that can differ from city to city. There can be significant differences as to how any local regulatory bodies in different cities interpret and apply local labor laws and regulations to determine the precise amount of fees, overdue interest and penalties that may be imposed for any instance of non-compliance in light of the circumstances. While the Company has recorded accruals for the estimated underpaid amounts for the current employees in its financial statements, it believes that it is not probable that relevant PRC government authorities will impose such interest or penalties in respect of such underpayment as would have an adverse effect on the Company’s results of operations. As the Company’s subsidiaries are registered in different cities, it is impracticable to quantify the Company’s potential aggregate exposure with respect to any interest or penalties that may be imposed. Accordingly, no accrual has been made for such interest or penalties, as disclosed on page 38 of the Registration Statement.

It is unclear whether we will be considered as a PRC “resident enterprise,” page 39

8.	We note from your disclosure that it is unclear whether PRC tax authorities would require (or permit) you to be treated as a PRC resident enterprise. Please expand this risk factor to disclose the financial impact to GreenTree Hospitality Group if the PRC tax authorities were to require that it, or any or its consolidated subsidiaries not currently considered PRC resident enterprises, be treated as such under the EIT Law.

The Company notes the Staff’s comment and has supplemented its disclosure on page 40. The Company respectfully advises the Staff that the Company believes it is unlikely that the Company would be deemed a PRC resident enterprise. Although non-PRC resident enterprises and PRC resident enterprises are subject to income tax at rates of 10% and 25%, respectively, it is impracticable to quantify the potential financial impact to the Company because there is no known precedent where an offshore holding company with a corporate structure similar to the Company’s was deemed a PRC “resident enterprise” by PRC tax authorities. A further complication as to determining the tax impact is that if the Company is deemed a PRC resident enterprise, the Company’s subsidiaries in the PRC will not need to pay 10% withholding tax on dividends distributed out of the PRC, which tax has previously been paid by the Company and has been accounted for in the Company’s historical results of operations.

9.	Please quantify the amount of additional taxes you would incur if the acquisition of equity interests in your PRC operating subsidiaries by GreenTree Hospitality is deemed to be a direct transfer of PRC taxable assets.

The Company notes the Staff’s comment and respectfully advises the Staff that the Company believes it is unlikely that the acquisition of equity interests in the Company’s PRC operating subsidiaries by GreenTree Hospitality would be deemed to be a direct transfer of PRC taxable assets because such arrangement has a reasonable commercial purpose. In particular, pursuant to SAT Public Notice 7, any indirect transfer of Chinese taxable property shall be recognized as having a bona fide commercial purpose when it meets the following conditions simultaneously:

(1) the transaction parties are in any of the following equity relations:

(a)    the equity transferor holds, directly or indirectly, more than 80% of the transferee’s equity;

(b)    the equity transferee holds, directly or indirectly, more than 80% of the transferor’s equity; or

(c)    more than 80% of the equity of the transferee and transferor is held, directly or indirectly, by the same party.

Where more than 50% (exclusive) of the value of foreign enterprise equities is directly or indirectly generated from real estate in China, the shareholding ratio stated in Sub-items (a) through (c) above should be 100%.

The aforesaid equity that is indirectly held shall be calculated according to the product of shareholding ratios of all enterprises in the shareholding chain;

(2) for the second indirect transfer incurred after this indirect transfer, the Chinese income tax on it will not be less than the tax on the same or similar indirect transfer incurred when there is no such first indirect transfer; and

(3) the equity transferee pays all the equity transaction consideration with the equities of its enterprise or the enterprise to which it has shareholding relation (excluding equities of a listed company).

As disclosed on page 59 of the Registration Statement, since the Company was incorporated as a 100% subsidiary of GreenTree Inns Hotel Management Group, Inc., or GTI, and the Company issued its own equity to acquire the entire share capital of GreenTree Samoa then held by GTI to accomplish the restructuring, such indirect transfer of Chinese taxable property is likely to be recognized under the foregoing criteria as having a bona fide commercial purpose.

Further, the Company notes that it is impracticable to quantify any amount of additional taxes that would be incurred, because such tax would need to be assessed on the Company’s PRC subsidiaries on a fair value basis as determined by valuation of each of the Company’s PRC subsidiaries. However, no such valuation is presently available and only would be conducted at the time of the tax demand. Further, there also is no known precedent of such an acquisition of equity interests through the transfer of equity interest of entities incorporated outside of the PRC being deemed to be a direct transfer of PRC taxable assets.

You may not have the same voting rights as the holders of our ordinary shares, page 44

10.	Disclosure on page 152 indicates that the company anticipates voting at any meeting of shareholders by show of hands unless a poll is demanded, that the depositary will refrain from voting in such a situation, and that the depositary will not demand a poll. As such, you anticipate the voting instructions received by the depositary from holders will lapse. Please revise this risk factor to highlight this limitation and clarify the extent to which ADS holders will likely be unable to vote the shares underlying ADSs.

In response to the Staff’s comment, the Company has revised and supplemented the disclosure on page 45.

Use of Proceeds, page 50

11.	We note that you intend to acquire domestic and overseas operators with the proceeds from this offering. To the extent applicable, please provide the disclosure required by Item 3.C.2 or 3.C.3 of Form 20-F. Please also clarify the extent to which you have identified potential acquisitions.

In response to the Staff’s comment, the Company has revised and supplemented the disclosure on page 51. The Company respectfully advises the Staff that currently the Company has not entered into any binding agreement for any acquisition nor identified any definite acquisition target.

Management’s Discussion and Analysis of Financial Condition, page 63

12.	We note your disclosure on page 71 that accumulated membership points for paid stays “can be redeemed for membership upgrades, room night rewards and other gifts.” Please explain how your hotel occupancy figures and ADR calculation reflect the impact of complimentary rooms, room cancellations and attrition.

The Company notes the Staff’s comment and respectfully advises the Staff that the Company’s hotel occupancy figures and ADR calculations disclosed on pages 11, 62, 76, 81 and 107 of the Registration Statement already reflect the impact of complimentary rooms, room cancellations and attrition, which impact is less than 0.1%. The complementary nights are counted as an occupied night for the purpose of the occupancy rate calculation, while the rate for the complimentary night is zero for the purpose of the ADR calculation. Cancelled bookings are not counted as occupied nights.

Business, page 91

13.	We note that you have 276 hotels under development. Please disclose the status/timeline of development for these hotels. In addition, to the extent material, please quantify anticipated future costs associated with your development activities.

The Company respectfully advises the Staff that, of the 276 hotels under development as of September 30, 2017, 136 hotels have commenced operation in the fourth quarter of 2017, and the remaining 140 hotels remained under development as of December 31, 2017. The Company expects all these 140 hotels will commence operation by mid-2018. As of December 31, 2017, the Company had 306 hotels that were contracted for or under development, comprising 129 hotels that were contracted for and 177 hotels that were under development. The Company expects the 177 hotels under development to commence operation no later than June 2018 and the 129 contracted hotels to begin development by April 2018 and commence operation by October 2018. As these hotels are franchised-and-managed hotels, the Company does not bear development costs for these hotels.

The Company has also clarified the referenced disclosure on pages 1, 65, 96, 100 and 103.

Restrictions on Cash Transfers to Us, page 78

14.	We note that your PRC subsidiaries have restricted net assets of RMB407.0 million and RMB398.4 million as of December 31, 2015 and 2016, respectively. Please tell us how these restricted net assets have been accounted for and characterized in your consolidated financial statements.

The Company notes the Staff’s comment and respectfully advises the Staff that the restricted net assets of RMB407.0 million and RMB398.4 million as of December 31, 2015 and 2016, respectively, of the Company’s PRC subsidiaries represent such subsidiaries’ paid-in capital and statutory reserve funds, and are disclosed in note 13 to the consolidated financial statements on page F-35.

Franchise Agreements and Cost Structure, page 100

15.	Please file your franchise agreement and franchise-and-management agreement, to the extent different, as exhibits to the registration statement or tell us the basis for your conclusion that these agreements are not required to be filed.

The Company notes the Staff’s comment and respectfully advises the Staff that the Company concluded its franchise agreement is not required to be filed as an exhibit to the registration statement as a material contact pursuant to Item 601(b)(10) of Regulation S-K because (i) its franchise agreements are made in the ordinary course of business, (ii) no franchise agreement was made with the Company’s directors, officers, security holders or management, (iii) the Company’s business does not depend to a substantial or material extent upon any one franchise agreement, (iv) Item 601 of Regulation S-K does not require that a form of the agreement be filed, and (v) the material terms of the Company’s standard franchise agreement are summarized on page 105 of the Registration Statement.

Regulations on Hotel Operations, page 115

16.	Please revise to clarify the extent to which the regulations on hotel operation apply to you as the franchisor with respect to your franchised-and-managed hotels.

In response to the Staff’s comment, the Company has revised the disclosure on page 122.

Taxation, page 163

17.	We note your statement indicating that the opinion of the Zhonglun W&D Law Firm is represented only by statements of “definitive legal conclusions.” Please revise to clarify statements of opinion from the Zhonglun W&D Law Firm. To the extent counsel is unable to provide a “will” opinion, please revise your disclosure to explain why counsel is unable to do so and describe the degree of uncertainty in the opinion. For guidance, please refer to Section III.C.4 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised to clarify statements of opinion from the Zhonglun W&D Law Firm on page 168.

Index to Consolidated Financial Statements, F-1

18.	Please update your financial statements to include interim financial statements. Please refer to Item 4(b) of Form F-1, Item 8.A.5. of Form 20-F and Rule 3-12(f) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment, and in a subsequent submission will update the financial statements to include audited financial statements as of and for the year ended December 31, 2017.

Exhibit Index, II-3

19.	We note that you plan to file all of your exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in the position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

The Company respectfully acknowledges the Staff’s comment, and will submit all exhibits as promptly as possible.

20.	Please update your exhibit index to include employment contracts required by Item 601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1, rather than a “form of” employment agreement. In the alternative, please tell us if these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not filed based on Item 601(b)(1)(ii)(C)(5) of Regulation S-K.

The Company notes the Staff’s comment and respectfully advises the Staff that employment contracts required by Item 601(b)(10) of Regulation S-K are not required to be publicly filed in the Cayman Islands, the Company’s home country, nor have they otherwise been publicly disclosed. Therefore, the Company respectfully advises the Staff that these employment agreements are not required to be filed pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S K.

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If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Howie Farn at +852-2514-7668 (work), +852-6710-2672 (mobile) or hfarn@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin

Chris K.H. Lin

Enclosures

cc:	Alex S. Xu, Chairman and Chief Executive Officer

Xin Yue Jasmine Geffner, Chief Financial Officer

GreenTree Hospitality Group Ltd.

Daniel Fertig

Howie Farn

Simpson Thacher & Bartlett

Allen C. Wang

Latham & Watkins LLP

Alfred Yin

Ernst & Young Hua Ming LLP

Shirley Wong

Ernst & Young LLP